PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Addresses Morrison Lake Water Quality

Vancouver BC,  November 28, 2012:  The Company would like to provide some additional information on the effects of the Morrison Copper/Gold Project on the Morrison Lake Water Quality.

On closure, all surface water and excess Tailings Storage Facility (“TSF”) water will be directed to the open-pit, which will be allowed to be filled with water to a level below the level of Morrison Lake.  The open-pit water will be treated by a high-density sludge (“HDS”) water treatment plant.  A conceptual design of a HDS water treatment plant was carried out by SGS-CEMI.  The plant is capable of treating the full range of water quality estimates in the open-pit.

In August 2011, in a letter from Ministry of Energy and Mines (“MEM”), the MEM along with its consultant Lorax Environmental stated that “MEM considers a HDS lime treatment plant to be proven technology that is capable of providing effective and reliable means of treating Morrison TSF and open-pit water to protect the environment”.

The treated water from the HDS treatment plant will be transported, via a pipeline, to the northern section of Morrison Lake.  The pipeline will extend to the deepest portion of the lake and discharge vertically upward from a depth of approximately 60m (197feet) from a single port diffuser into the lake.

The assessment of the diffuser design and the prediction of water quality in Morrison Lake were carried out by Dr. Gregory Lawrence PhD, PEng of the University of British Columbia.  The BC Environmental Assessment Office undertook a third-party review of the lake effects, which was carried out by Dr. Bernard Laval, PhD, PEng, also of the University of British Columbia.

Dr. Laval concluded that a minimum 100:1 dilution in the concentration of treated water, within the edge of the mixing zone, could be attained over a summer stratified period with a properly designed single port diffuser, even considering a prolonged summer stratified period due to climate change.  Even higher dilution and more efficient mixing within the lake could be obtained with a multi-port diffuser.  Additionally at a 100:1 dilution, there is no concern of developing density stratification that cannot be mixed by seasonal overturn.

The Morrison Lake effects assessment report concluded that the changes in predicted lake metal concentrations, using upper bound loadings, due to the project are below BC Water Quality Guidelines (“BCWQG”) and nominally above baseline.  The Company believes that the risk of a significant adverse effect is, therefore, negligible and that the design is protective of the aquatic environment.

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On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml